UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March, 2009

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Securities Registry No. 0593

Material Event

Santiago, March 25, 2009

Mr.
Guillermo Larraín Ríos
Chairperson
Securities and Insurance Agency
Libertador Bernardo O'Higgins Av. 1449
Santiago – RM
CHILE

Dear Mr. Larraín:

This communication is made in compliance of rules contained in article 9th and second paragraph of article 10th of law No. 18,045, and paragraph 2.2 of Section II of General Rule No. 30 of your agency. The information contained herein is delivered purporting a timely, complete and accurate disclosure of events and information relating to Distribución y Servicio D&S S.A. (“D&S”), its businesses and/or the securities issued by D&S, which are publicly traded when such event has either occurred or become of D&S’ knowledge. The information disclosed hereinbelow shall be deemed relevant information by any knowledgeable person in the conducting of his/her investment decisions.

In merit of the foregoing statement, I hereby inform you under the character of a MATERIAL EVENT, that as of even date herewith, D&S has entered into a loan agreement with its controlling shareholder Inversiones Australes Tres Limitada, a subsidiary of Wal-Mart Stores, Inc. The loan amounts to Cl$ 46,077,499,999, it is due on March 25, 2010, and accrues interest an at a 7.65% rate on an annual basis. Loan proceeds will be used refinance short-term working-capital. According to article 89 of Law N° 18,046, the Chilean Corporations Act, the terms and conditions of the loan abovementioned were reviewed by the Directors Committee and the board of D&S, both concluding that such terms conform arms-length conditions as such prevail in the relevant market.

Sincerely,

Enrique Ostalé Cambiaso
Chief Executive Officer
Distribución y Servicio D&S S.A.

cc.	Santiago Stock Exchange Electronic Stock Exchange of Chile Valparaíso Stock Exchange Risk Rating Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Mario Medina
Mario Medina
Chief Financial Officer
Dated: March 25, 2009